EXHIBIT 99.1
To Shareholders
Notice of the 42nd Ordinary General Meeting of Shareholders
We hereby notify you that the 42nd Ordinary General Meeting of Shareholders will be held as follows in accordance with the Article 20 of the Articles of Incorporation (“AOI”).
[The figures provided in this material relate only to POSCO, and are not consolidated with those of its subsidiaries.]
1. Date: February 26, 2010, 9:00 am
2. Place: POSCO Center, 892, Daechi-4dong Gangnam-gu, Seoul, 135-777, Korea

3. Agenda
Agenda 1: Approval of Balance Sheet, Income Statement and the Statement of Appropriation of Retained Earnings for the 42nd Fiscal Year:
Balance Sheet
As of December 31, 2009 and 2008

	(Unit: Korean Thousand Won)
Description	2009	2008	Changes
(Asset)

I. Current Assets	12,918,063,757	13,693,224,466	Δ775,160,709
1. Quick Assets	9,921,738,444	7,277,623,281	2,644,115,163
1. Cash and cash equivalents	626,782,472	941,687,157	Δ314,904,685
2. Short-term financial instruments	5,581,593,675	1,524,598,082	4,056,995,593
3. Short-term investment securities	505,810,900	1,236,184,601	Δ730,373,701
4. Current portion of available-for-sales securities	20,230,000	0	20,230,000
5. Current portion of held-to-maturity securities	20,000,000	20,000,000	0
6. Trade receivables	2,695,160,906	3,232,490,240	Δ537,329,334
Allowance for doubtable accounts	Δ11,252,312	Δ3,811,063	Δ7,441,249
7. Short-term loans	0	14,069	Δ14,069
Allowance for doubtable accounts	0	Δ11	11
8. Other receivable	137,559,653	290,015,146	Δ152,455,493
Allowance for doubtable accounts	Δ10,618,021	Δ11,713,783	1,095,762
9. Accrued income	49,986,803	34,395,827	15,590,976
10. Prepayment	11,943,114	3,729,227	8,213,887
11. Prepaid expenses	8,465,639	8,784,045	Δ318,406
12. Deferred income tax assets	286,075,615	0	286,075,615
13. Other quick assets	0	1,249,744	Δ1,249,744
2. Inventories	2,996,325,313	6,415,601,185	Δ3,419,275,872
1. Finished goods	344,192,189	1,194,588,294	Δ850,396,105
Provision for valuation of inventories finished goods	Δ691,044	Δ4,003,351	3,312,307
2. By-products	4,281,160	16,034,367	Δ11,753,207
3. Semi-finished goods	843,719,822	1,542,921,924	Δ699,202,102
4. Deferred income tax assets	696,491,504	1,644,500,180	Δ948,008,676
5. Fuel and materials	405,002,668	428,466,463	Δ23,463,795
6. Materials in transit	702,807,428	1,592,501,689	Δ889,694,261
7. Other inventories	521,586	591,619	Δ70,033

	(Unit: Korean Thousand Won)
Description	2009	2008	Changes
II. Non-current Assets	27,074,701,228	23,340,229,381	3,734,471,847
1. Investments	10,212,391,248	8,632,611,714	1,579,779,534
1. Long-term financial instruments	40,400	40,400	0
2. Available-for-sales securities	4,522,920,625	3,580,651,487	942,269,138
3. Held-to-maturities securities	31,674,760	31,552,985	121,775
4. Equity method investment securities	5,633,218,152	5,013,735,104	619,483,048
5. Long-term loans	24,554,499	6,637,048	17,917,451
Allowance for doubtable accounts	Δ17,188	Δ5,310	Δ11,878
2. Tangible Assets	16,645,593,558	14,465,918,387	2,179,675,171
1. Land	961,869,037	908,306,402	53,562,635
2. Buildings	3,946,866,724	3,757,602,247	189,264,477
Accumulated depreciation	Δ1,948,356,832	Δ1,778,993,626	Δ169,363,206
3. Structures	2,687,870,751	2,576,911,293	110,959,458
Accumulated depreciation	Δ1,207,951,198	Δ1,086,813,324	Δ121,137,874
4. Machinery and equipment	28,119,425,237	26,125,355,020	1,994,070,217
Accumulated depreciation	Δ19,848,993,415	Δ18,779,015,489	Δ1,069,977,926
5. Vehicle and transportation	172,312,389	169,682,519	2,629,870
Accumulated depreciation	Δ155,509,732	Δ149,380,317	Δ6,129,415
6. Tools and fixtures	146,097,221	140,633,583	5,463,638
Accumulated depreciation	Δ129,360,350	Δ123,317,051	Δ6,043,299
7. Furniture	183,806,707	173,878,467	9,928,240
Accumulated depreciation	Δ133,749,293	Δ119,853,182	Δ13,896,111
8. Capital lease assets	11,465,641	11,465,641	0
Accumulated depreciation	Δ1,910,940	Δ1,273,960	Δ636,980
9. Construction in-progress	3,841,711,611	2,640,730,164	1,200,981,447
3. Intangible Assets	151,828,810	170,095,193	Δ18,266,383
1. Industrial property rights	3,027,836	2,478,867	548,969
2. Port facilities use rights	100,143,943	116,553,977	Δ16,410,034
3. Other intangible assets	48,657,031	51,062,349	Δ2,405,318
4. Other non-current assets	64,887,612	71,604,087	Δ6,716,475
1. Long-term trade receivables	1,874,932	4,353,298	Δ2,478,366
Allowance for doubtable accounts	Δ568,468	Δ199,044	Δ369,424
2. Guarantee deposits	1,770,624	1,411,700	358,924
3. Other investments	62,485,103	66,066,260	Δ3,581,157
Allowance for doubtable accounts	Δ674,579	Δ28,127	Δ646,452

Total Assets	39,992,764,985	37,033,453,847	2,959,311,138

	(Unit: Korean Thousand Won)
Description	2009	2008	Changes
(Liabilities)

I. Current Liabilities	2,685,842,052	4,283,198,425	Δ1,597,356,373
1. Trade payables	739,746,242	1,108,856,368	Δ369,110,126
2. Short-term borrowings	430,909,766	340,827,025	90,082,741
3. Income taxes payable	290,637,891	1,628,261,522	Δ1,337,623,631
4. Dividends payable	5,143,235	4,679,251	463,984
5. Current portion of long-term debts	1,065,427	203,641,369	Δ202,575,942
6. Other accounts payables	987,976,723	690,002,547	297,974,176
7. Advances from customers	25,614,657	25,162,305	452,352
8. Withholdings	51,074,649	40,041,853	11,032,796
9. Accrued expenses	145,484,273	139,494,080	5,990,193
10. Unearned income	2,011,898	2,472,152	Δ460,254
11. Deferred income tax liabilities	0	90,307,167	Δ90,307,167
12. Other current liabilities	6,177,291	9,452,786	Δ3,275,495

II. Long-term Liabilities	6,355,632,323	4,966,598,193	1,389,034,130
1. Debentures	5,649,689,819	4,585,822,226	1,063,867,593
Premium on redemption of debentures	10,067,258	11,112,154	Δ1,044,896
Discount on debentures	Δ64,916,655	Δ71,524,909	6,608,254
2. Long-term borrowings	75,519,000	49,308,000	26,211,000
3. Foreign currency long-term borrowings	5,577,792	2,923,109	2,654,683
4. Bank loans	5,571,823	7,041,365	Δ1,469,542
5. Retirement and severance benefits (net)	784,356,837	851,391,232	Δ67,034,395
Contribution to national pension plan	Δ82,341	Δ83,970	1,629
Deposits for severance benefits	Δ599,087,525	Δ590,938,727	Δ8,148,798
6. Deferred income tax liabilities	400,276,621	36,532,887	363,743,734
7. Other long-term liabilities	88,659,694	85,014,826	3,644,868
Total Liabilities	9,041,474,375	9,249,796,618	Δ208,322,243

	(Unit: Korean Thousand Won)
Description	2009	2008	Changes
(Stockholders’ Equity)

I. Capital Stock	482,403,125	482,403,125	0

II. Capital Surplus	4,404,068,992	4,291,354,808	112,714,184
1. Paid-in capital in excess of par value	463,825,293	463,825,293	0
2. Assets revaluation surplus	3,172,775,771	3,172,775,771	0
3. Other capital surplus	767,467,928	654,753,744	112,714,184

III. Capital Adjustments	Δ2,403,262,926	Δ2,502,013,647	98,750,721
1. Treasury stock	Δ2,403,262,926	Δ2,502,013,647	98,750,721

IV. Accumulated other comprehensive income	524,823,984	51,789,765	473,034,219
1. Gain on valuation of investment securities	651,464,860	306,992,632	344,472,228
2. Loss on valuation of investment securities	Δ677,507,276	Δ759,553,977	82,046,701
3. Capital changes of securities under equity method	654,433,260	621,197,834	33,235,426
4. Capital losses of securities under equity method	Δ103,566,860	Δ116,846,724	13,279,864

V. Retained Earnings	27,943,257,435	25,460,123,178	2,483,134,257
1. Legal reserve	241,201,563	241,201,563	0
2. Voluntary reserve	24,407,023,733	20,729,862,438	3,677,161,295
3. Unappropriated retained earnings	3,295,032,139	4,489,059,177	Δ1,194,027,038

Total Stockholder’s Equity	30,951,290,610	27,783,657,229	3,167,633,381

Total Liabilities and Stockholder’s Equity	39,992,764,985	37,033,453,847	2,959,311,138

Income Statements
For the Years Ended December 31, 2009 and 2008

	(Unit: Korean Thousand Won)
Description	2009	2008	Changes

I. Sales	26,953,944,911	30,642,409,499	Δ3,688,464,588
1. Sales of finished goods	26,837,551,573	30,569,660,827	Δ3,732,109,254
2. Other sales	116,393,338	72,748,672	43,644,666

II. Cost of Sales	22,574,304,260	22,706,984,231	Δ132,679,971
1. Cost of finished goods	22,509,505,979	22,674,701,277	Δ165,195,298
2. Other cost of sales	64,798,281	32,282,954	32,515,327

III. Gross Profit	4,379,640,651	7,935,425,268	Δ3,555,784,617

IV. Selling and Administrative Expenses	1,231,642,350	1,395,365,978	Δ163,723,628
1. Salaries	94,600,039	89,604,604	4,995,435
2. Severance allowance	5,831,030	32,086,049	Δ26,255,019
3. Welfare expenses	78,527,288	100,589,397	Δ22,062,109
4. Travel	12,579,590	14,674,082	Δ2,094,492
5. Communications	7,314,762	7,937,176	Δ622,414
6. Light, water	454,584	990,706	Δ536,122
7. Heating	515,388	279,494	235,894
8. Taxes and public dues	4,379,119	5,282,646	Δ903,527
9. Depreciation and amortization of tangible asset	14,703,922	15,629,031	Δ925,109
10. Depreciation and amortization of intangible asset	16,094,019	14,747,510	1,346,509
11. Rent	19,820,795	22,396,060	Δ2,575,265
12. Repairs	10,535,628	10,345,834	189,794
13. Insurance	11,635,409	8,744,426	2,890,983
14. Entertainment	3,558,942	4,578,426	Δ1,019,484
15. Advertising	72,103,460	80,605,029	Δ8,501,569
16. Research and development expenses	53,947,161	60,014,833	Δ6,067,672
17. Fees and charges	112,851,963	139,094,503	Δ26,242,540
18. Prize	2,451,287	2,684,076	Δ232,789
19. Office supplies	4,146,602	4,490,073	Δ343,471
20. Clothing	94,846	124,878	Δ30,032

	(Unit: Korean Thousand Won)
Description	2009	2008	Changes

21. Subscription and printing	2,665,158	2,345,049	320,109
22. Vehicles	5,571,721	5,447,898	123,823
23. Membership fees	7,158,257	7,035,912	122,345
24. Training	12,087,994	17,205,722	Δ5,117,728
25. Public affair expenses	5,901,434	6,459,974	Δ558,540
26. Compensation cost of stock option	36,100,499	0	36,100,499
27. Other	258,386	289,922	Δ31,536
28. Freight	556,657,591	679,708,118	Δ123,050,527
29. Operating expenses for distribution center	9,189,268	8,423,251	766,017
30. Sales commissions	53,627,016	47,896,038	5,730,978
31. Sales advertising	345,943	325,035	20,908
32. Sales promotions	4,820,135	4,064,865	755,270
33. Samples	1,661,936	1,109,941	551,995
34. Sales insurance	590,557	155,420	435,137
35. Bad debts expenses	8,860,621	0	8,860,621

V. Operating Income	3,147,998,301	6,540,059,290	Δ3,392,060,989

VI. Non-operating Income	2,066,256,887	1,879,567,618	186,689,269
1. Interest income	208,473,258	191,086,249	17,387,009
2. Dividend income	60,114,265	95,381,709	Δ35,267,444
3. Gain on disposition of marketable securities	21,102,741	52,922,722	Δ31,819,981
4. Gain on valuation of marketable securities	5,810,900	16,184,601	Δ10,373,701
5. Gain on foreign currency transaction	649,733,054	827,198,381	Δ177,465,327
6. Gain on foreign currency translation	422,224,980	71,475,961	350,749,019
7. Gain on equity method valuation	585,436,084	399,436,025	186,000,059
8. Gain on disposition of investments	8,939,023	1,946,261	6,992,762
9. Gain on disposition of tangible assets	21,273,569	11,969,887	9,303,682
10. Gain on derivatives transaction	33,457,872	1,355,841	32,102,031
11. Gain on valuation of derivatives	7,065,344	17,984,949	Δ10,919,605
12. Reversal of allowance for doubtable accounts	416,788	7,654,932	Δ7,238,144
13. Gain on dispositon of other non-current assets	1,892,841	29,335,976	Δ27,443,135
14. Reversal of compensation expenses associated with stock option	0	55,154,662	Δ55,154,662
15. Miscellaneous income	40,316,168	100,479,462	Δ60,163,294

	(Unit: Korean Thousand Won, except per share amounts)
Description	2009	2008	Changes

VII. Non-operation Expenses	1,631,730,935	2,590,096,318	Δ958,365,383
1. Interest expense	288,574,632	143,159,788	145,414,844
2. Other bad debts expenses	20,654	4,892,381	Δ4,871,727
3. Loss on foreign currency transaction	722,955,973	987,361,039	Δ264,405,066
4. Loss on foreign currency translation	15,405,550	694,011,324	Δ678,605,774
5. Donations	106,410,365	112,856,400	Δ6,446,035
6. Loss on equity method valuation	235,406,940	422,783,833	Δ187,376,893
7. Impairment losses on investments	131,125,999	96,785,132	34,340,867
8. Loss on disposition of investments	13,163	210,998	Δ197,835
9. Loss on disposition of tangible assets	73,822,162	67,191,115	6,631,047
10. Loss on derivatives transaction	19,280,928	525,764	18,755,164
11. Expenses on assets not in use	0	765,839	Δ765,839
12. Loss on disposition of trade receivables	5,458,389	8,828,794	Δ3,370,405
13. Loss on impairment of other non-current assets	0	749,696	Δ749,696
14. Loss on dispostion of other non-current assets	270,549	17,189,003	Δ16,918,454
15. Miscellaneous loss	32,985,631	32,785,212	200,419

VIII. Income Before Income Taxes	3,582,524,253	5,829,530,590	Δ2,247,006,337

IX. Income Tax Expense	410,260,752	1,382,597,310	Δ972,336,558

X. Net Income	3,172,263,501	4,446,933,280	Δ1,274,669,779

XII. Basic earnings per share (in Korean won)	(41,380)	(58,905)	(Δ17,525)

Statements of Appropriation of Retained Earnings
For the Year Ended December 31, 2009 and 2008

	(Unit: Korean Thousand Won)
Description	2009	2008	Changes
I. Retained Earnings Before Appropriations	3,295,032,139	4,489,059,177	Δ1,194,027,038
1. Unappropriated retained earnings carried over from prior year	237,623,512	230,611,399	7,012,113
2. Interim dividends	Δ114,854,874	Δ188,485,502	73,630,628
a. Cash dividends	Δ114,854,874	Δ188,485,502	73,630,628
Dividend (ratio) per share
\1,500 (30%) in 2009
\2,500 (50%) in 2008
3. Net income	3,172,263,501	4,446,933,280	Δ1,274,669,779

II. Transfer From Voluntary Reserves	391,666,667	351,666,667	40,000,000
1. Reserve for research and development	391,666,667	351,666,667	40,000,000

Total	3,686,698,806	4,840,725,844	Δ1,154,027,038

III. Appropriations of Retained Earnings	3,485,384,281	4,603,102,332	Δ1,117,718,051
1. Dividends	500,713,707	574,274,370	Δ73,560,663
a. Cash dividends	500,713,707	574,274,370	Δ73,560,663
\6,500 (130%) in 2009
\7,500 (150%) in 2008
2. Reserve for research and development	800,000,000	0	800,000,000
3. Reserve for business expansion	2,000,000,000	3,800,000,000	Δ1,800,000,000
4. Reserve for dividend equialization	184,670,574	228,827,962	Δ44,157,388

IV. Unappropriated Retained Earnings to be	201,314,525	237,623,512	Δ36,308,987

Agenda 2: Partial Amendments to Articles of Incorporation

Existing Article	Amendment	Remark
Article 15. Suspension of Alterations of Entries in the Register of Shareholders	Article 15. Suspension of Alterations of Entries in the Register of Shareholders

(1) The Company shall suspend entries of alterations, registration or cancellation of pledges over shares and indication of trust assets and cancellation thereof in the Register of Shareholders of a period commencing on January 1 and ending on January 31 of each year.
	(1) The Company shall suspend entries of alterations, registration or cancellation of pledges over shares and indication of trust assets and cancellation thereof in the Register of Shareholders of a period commencing on January 1 and ending on January 15 of each year.	Shortening the suspension period of alterations of entries in the register of shareholders

Article 21. Presiding Officer	Article 21. Presiding Officer

The Chairman and the Representative Director shall preside at a General Meetings of Shareholders. In the absence of the Chairman, the President and the Vice President among Standing Directors shall act as chairman in accordance with their order of authority.
	The Chairman and the Representative Director shall preside at the General Meetings of Shareholders. In the absence of the Chairman, the President and the Vice President among Inside Directors shall act as chairman in accordance with their order of authority.	Reflection of amended Commercial Law

Article 27. Number of Officers	Article 27. Number of Officers

The Company shall have six (6) Executive Directors and nine (9) Independent non-Executive Directors.	The Company shall have five (5) Inside Directors and eight (8) Independent Outside Directors.	Adjustment of number of Directors

Article 28. Election of the Directors	Article 28. Election of the Directors and Representative Directors

(2) By resolution of the Board of Directors, the Company shall appoint the Chairman and the Representative Director and may appoint a number of Representative Directors. The Company, by resolution of the Board of Directors, may appoint President, Executive Vice Presidents, Senior Managing Directors and Managing Directors from among Executive Directors recommended by the Chairman.
	(2) By resolution of the Board of Directors, a number of Representative Directors may be appointed from among Inside Directors. On recommendation of the Chairman, the Board of Directors may grant an Inside Director the position of President, Executive Vice President, Senior Managing Director and Managing Director.	Reflection of amended Commercial Law & Amendment regarding appointment of Directors

(3) If Directors are appointed by a cumulative voting, the Executive Directors and the Independent Non-Executive Directors are separately considered, and then, the cumulative voting shall apply to each group.
	(3) If Directors are appointed by a cumulative voting, the Inside Directors and the Independent Outside Directors are separately considered, and then, the cumulative voting shall apply to each group.	Reflection of amended Commercial Law

Article 29. Recommendation of, and Qualification for Candidate for Executive Directors	Article 29. Appointment of the Chairman and the Representative Director

(1) A candidate for the Chairman and the Representative Director shall be recommended by the Board of Directors after his qualification is approved by the CEO Candidate Recommendation Committee. Details concerning the composition and operation of the CEO Candidate Recommendation Committee shall be determined by the Board of Directors.
	(1) By resolution of the Board of Directors, the Chairman and the Representative Director shall be elected from among the Inside Directors after his qualification is approved by the CEO Candidate Recommendation Committee.	Amendment regarding specific details of appointment of the Chairman and the Representative Director

	(2) In the event a candidate for the position of Inside Director is nominated as the Chairman and the Representative Director candidate and approved by the CEO Candidate Recommendation Committee, the Board of Directors shall recommend the name of one (1) The Chairman and the Representative Director candidate at the General Meetings of Shareholders. Where the Chairman and the Representative Director candidate is appointed as an Inside Director at General Meetings of Shareholders, the Board of Directors shall appoint the Chairman and the Representative Director candidate as the Chairman and the Representative Director.	Amendment regarding specific details of appointment of the Chairman and the Representative Director

(3) Details concerning the composition and operation of the CEO Candidate Recommendation Committee shall be determined by the Board of Directors.

Existing Article	Amendment	Remark
Article 2 of 29. Recommendation of Inside Director Candidate other than Chairman and the Representative Director

	A candidate for Inside Director other than the Chairman and the Representative Director shall be recommended by the Board of Directors after his qualification is approved by the Director Candidate Recommendation Committee as prescribed in Paragraph (1) of Article 45.	Paragraph (2) of Article 29 has been revised to reflect relevant provisions under the amended Commercial Law

Article 3 of 29. Qualification for Inside Director Candidate

	(1) An Inside Director shall be a person capable of managing the Company, who has working experience as an officer or employee of the Company or sufficient experience in the related business area.	Paragraph (3) & (4) of Article 29 has been revised to reflect relevant provisions under the amended Commercial Law

(2) A person (i) who retired prior to the completion of the full term of office due to material fault or unsound management, (ii) who was sentenced to imprisonment or a heavier penalty and for whom five years have not passed since the termination thereof or exemption therefrom or (iii) who is serving a suspended sentence or who was sentenced to a stay of execution and for whom two years have not passed since the expiration of the period of stay of execution cannot be an Inside Director of the Company.

Article 36. Remuneration of Directors	Article 36. Remuneration of Directors

(2) Any severance allowance paid to the Executive Directors shall be in accordance with Severance Allowance Regulations for Directors as approved by the General Meeting of Shareholders.	(2) Any severance allowance paid to the Inside Directors shall be in accordance with Severance Allowance Regulations for Directors as approved by shareholders at the General Meeting of Shareholders.	Reflection of amended Commercial Law

Article 41. Adoption of Resolutions of the Board of Directors	Article 41. Adoption of Resolutions of the Board of Directors

(1) The Majority of Directors shall constitute a quorum for a Meeting of the Board of Directors. All actions and resolutions taken at a Meeting of the Board of Directors shall be adopted by the affirmative vote of a majority of the Directors present.
	(1) The Majority of Directors shall constitute a quorum for a Meeting of the Board of Directors. All actions and resolutions taken at a Meeting of the Board of Directors shall be adopted by the affirmative vote of a majority of the Directors present. Notwithstanding the foregoing, the adoption of a resolution by the Board of Directors with respect to the election of the Chairman and the Representative Director candidate may be separately decided by the Board of Directors whose quorum shall not exceed the affirmative vote of two-thirds (2/3) of all of the Directors.	Addition of the adoption of a resolution by the Board of Directors with respect to the election of the Chairman and the Representative Director candidate

Article 51. Appointment of External Auditor	Article 51. Appointment of External Auditor

An External Auditor of the Company pursuant to the Act on External Audit of stock Companies shall be appointed by the approval of the Audit Committee and matters regarding such appointment shall be reported to the Ordinary General Meeting of Shareholders initially convened after the appointment.
	An External Auditor of the Company pursuant to the Act on External Audit of Stock Companies shall be appointed by the approval of the Audit Committee. The details of the aforesaid appointment shall be reported to the shareholders at the Ordinary General Meeting of Shareholders for the fiscal year during which such appointment was or shall be made known to the shareholders in accordance with relevant laws and regulations.	Reflection of amended Act on External Audit of Stock Companies

ADDENDA (February 26, 2010)
The amended Articles of Incorporation shall be effective from the date on which they are approved by the resolution at the Ordinary General Meeting of Shareholders for the 42nd fiscal year.

Agenda 3: Election of the Directors
- Election of Inside (Executive) Directors
[Description of the Proposal]
Pursuant to Article 382 of the Korean Commercial Act and Article 28 of the Company’s Articles of Incorporation, we request that the Ordinary General Meeting of Shareholders appoint Inside (Executive) Directors of the Company.
☐ Number of Inside (Executive) Directors to be Elected : 3 Directors
☐ Candidates

Transactions
	Date of Birth		with POSCO	Relationships
	Recommended	Major	over the last	with major
Name	By	Experience	three years	shareholders	Tenure

Park, Han -Yong	Apr. 13, 1951	President & CEO, POSCO ICT (Present)	None	None	2 years
	Board of Directors	Executive Vice President, POSCO Senior Vice President, POSCO

Oh, Chang - Kwan	Nov. 11, 1952 Board of Directors	Senior Executive Vice President, POSCO (Chief Marketing Officer) (Present) Executive Vice President, POSCO Senior Vice President, POSCO	None	None	2 years

Kim, Jin — Il	Feb. 1, 1953 Board of Directors	Senior Executive Vice President, POSCO (Operating & Technology Division, General Superintendent, Pohang Works) (Present) Executive Vice President, POSCO Senior Vice President, POSCO	None	None	2 years

Agenda 4 : Approval of Limits of Total Remuneration for Directors
[Description of the Proposal]
Pursuant to Article 388 of the Korean Commercial Act and Article 36 of the Company’s Articles of Incorporation, we request that the Ordinary General Meeting of Shareholders approve Limits of the Total Remuneration for Directors in the 43rd fiscal year.
☐ The Limit (to be approved) of the Total Remuneration in the 43rd fiscal year:
KRW 7.0 billion
☐ The Limit (approved) of the Total Remuneration in the 42nd fiscal year:
KRW 6.0 billion